                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994

                                       OR

         (  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number:  0-11889

                          First Financial Corporation
                      401(k) Profit Sharing Plan and Trust
                                1305 Main Street
                         Stevens Point, Wisconsin 54481
                      (Full title and address of the plan)

                          First Financial Corporation
                                1305 Main Street
                         Stevens Point, Wisconsin 54481
                       (Name and address of issuer of the
                     securities held pursuant to the plan)

                                               Information Included

Report of Independent Auditors

Audited Financial Statements:
         Statements of Net Assets Available for Plan Benefits
         Statements of Changes in Net Assets Available for Plan Benefits Notes to Financial Statements

Supplemental Schedules:
         Assets Held for Investment
         Transactions or Series of  Transactions  in Excess of 5% of the Current
                  Value of Plan Assets

Exhibits:
         Exhibit 24 - Consent of Accountant

                         Report of Independent Auditors

First Financial Corporation 401(k)
Profit-Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP

May 26, 1995

                          First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1994




                                             M&I                                       First         First
                                            Money           M&I           M&I        Financial     Financial
                                            Market          Bond        Max-Cap         CD           Stock
                                             Fund           Fund          Fund         Fund          Fund
                                       ----------------------------------------------------------------------
Assets
Investments at fair value:
  Pooled funds                          $     --     $ 2,782,371   $ 3,460,673   $      --     $      --
  Common stocks                               --            --            --            --      27,297,050
  Interest-bearing deposits              1,822,081       267,805       332,894     3,593,222       235,975
  Notes receivable                            --            --            --            --            --
                                       ----------------------------------------------------------------------
Total investments                        1,822,081     3,050,176     3,793,567     3,593,222    27,533,025

Accrued interest                             6,987          --            --          13,575           178
Participant contributions receivable         1,284         4,235         5,160         3,157        23,413
                                       ----------------------------------------------------------------------
Total assets                             1,830,352     3,054,411     3,798,727     3,609,954    27,556,616

Liabilities
Excess contributions payable                 1,181         4,146         7,979         7,394        41,198
Other payables                              47,043        43,407        59,399        50,800        99,676
                                       ----------------------------------------------------------------------
Net assets available for plan
  benefits                             $ 1,782,128   $ 3,006,858   $ 3,731,349   $ 3,551,760   $27,415,742
                                       ======================================================================

[TABLE CONTINUED]

                                                             First
                                               First       Financial
                                             Financial      Advance
                                                Loan     Contribution
                                                Fund         Fund         Other         Total
                                       --------------------------------------------------------
Assets
Investments at fair value:
  Pooled funds                           $      --      $     --      $     --     $ 6,243,044
  Common stocks                                 --            --         120,994    27,418,044
  Interest-bearing deposits                     --       2,178,624         8,066     8,438,667
  Notes receivable                           731,138          --            --         731,138
                                       --------------------------------------------------------
Total investments                            731,138     2,178,624       129,060    42,830,893

Accrued interest                               5,729          --             316        26,785
Participant contributions receivable            --            --            --          37,249
                                       --------------------------------------------------------
Total assets                                 736,867     2,178,624       129,376    42,894,927

Liabilities
Excess contributions payable                     --            --            --          61,898
Other payables                                   --            --            --         300,325
                                       --------------------------------------------------------
Net assets available for plan
  benefits                                $   736,867   $ 2,178,624   $   129,376  $ 42,532,704
                                       ========================================================

See accompanying notes.

                          First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993




                                           M&I                                      First          First
                                          Money           M&I          M&I        Financial      Financial
                                          Market         Bond        Max-Cap          CD           Stock
                                           Fund          Fund          Fund          Fund          Fund
                                       --------------------------------------------------------------------
Assets
Investments at fair value:
  Pooled funds                          $     --     $ 3,220,548   $ 2,767,484   $      --     $      --
  Common stocks                               --            --            --            --      31,605,951
  Interest-bearing deposits              1,076,404         3,767         3,570     1,261,167       336,160
  Notes receivable                            --            --            --            --            --
                                       --------------------------------------------------------------------
Total investments                        1,076,404     3,224,315     2,771,054     1,261,167    31,942,111

Accrued interest                             2,296            33            26           462           234
Participant contributions receivable           555         2,416         1,919         1,657        15,536
                                       --------------------------------------------------------------------
Total assets                             1,079,255     3,226,764     2,772,999     1,263,286    31,957,881

Liabilities
Excess contributions payable                   286         5,913         6,099         5,948        40,647
Other payables                                  50            50            50            50        61,318
                                       --------------------------------------------------------------------
Net assets available for
  plan benefits                        $ 1,078,919   $ 3,220,801   $ 2,766,850   $ 1,257,288   $31,855,916
                                       ====================================================================



[TABLE CONTINUED]



                                                          First
                                           First       Financial
                                         Financial      Advance
                                            Loan     Contribution
                                            Fund         Fund         Other          Total
                                      -------------------------------------------------------
Assets
Investments at fair value:
  Pooled funds                           $     --      $     --     $      --     $ 5,988,032
  Common stocks                                --         301,500       128,746    32,036,197
  Interest-bearing deposits                    --       2,285,394         3,481     4,969,943
  Notes receivable                          480,270          --           9,873       490,143
                                     --------------------------------------------------------
Total investments                           480,270     2,586,894       142,100    43,484,315

Accrued interest                              3,296           386           343         7,076
Participant contributions receivable           --            --            --          22,083
                                     --------------------------------------------------------
Total assets                                483,566     2,587,280       142,443    43,513,474

Liabilities
Excess contributions payable                   --            --            --          58,893
Other payables                                 --            --            --          61,518
                                    ---------------------------------------------------------
Net assets available for
  plan benefits                         $   483,566   $ 2,587,280      $142,443   $43,393,063
                                    =========================================================


See accompanying notes.

                          First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994

                                           M&I
                                          Money                          M&I           First          First
                                         Market          M&I            Max-         Financial      Financial
                                          Fund        Bond Fund       Cap Fund        CD Fund      Stock Fund
                                    ---------------------------------------------------------------------------
Additions:
  Contributions from First
     Financial Corporation          $    408,440   $    202,571    $    323,966    $    293,790   $       --
  Contributions from Plan
      participants                        22,307        184,824         154,766          65,366        610,432
  Rollover of participants' funds
     from other plans                    286,913        472,539         311,472         588,483        512,447
  Investment income                       49,816        194,594          80,769          84,579        813,188
                                    ---------------------------------------------------------------------------
                                         767,476      1,054,528         870,973       1,032,218      1,936,067
Deductions:
  Administrative expenses                    250            150             300             515          3,273
  Payments to Plan participants          297,425        207,272         309,933         117,531      2,032,863
                                    ---------------------------------------------------------------------------
Net additions                            469,801        847,106         560,740         914,172       (100,069)

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of                  --         (290,415)        (21,832)           --       (5,397,373)
   investments
Transfers                                233,408       (770,634)        425,591       1,380,300      1,057,268
                                    ---------------------------------------------------------------------------
Net increase (decrease)                  703,209       (213,943)        964,499       2,294,472     (4,440,174)
Net assets available for plan
   benefits at beginning of year       1,078,919      3,220,801       2,766,850       1,257,288     31,855,916
                                    ---------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year          $  1,782,128   $  3,006,858    $  3,731,349    $  3,551,760   $ 27,415,742
                                    ===========================================================================

[TABLE CONTINUED]

                                                         First
                                                        Financial
                                           First         Advance
                                         Financial    Contribution
                                         Loan Fund        Fund             Other          Total
                                   -------------------------------------------------------------
Additions:
  Contributions from First
     Financial Corporation             $     --     $  2,124,627     $      --      $  3,353,394
  Contributions from Plan
      participants                           --             --              --         1,037,695
  Rollover of participants' funds
     from other plans                        --             --              --         2,171,854
  Investment income                        46,274          6,774           4,403       1,280,397
                                  --------------------------------------------------------------
                                           46,274      2,131,401           4,403       7,843,340
Deductions:
  Administrative expenses                     --             243               5           4,736
  Payments to Plan participants            41,229           --            10,074       3,016,327
                                  --------------------------------------------------------------
Net additions                               5,045      2,131,158          (5,676)      4,822,277

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of                    --          34,375          (7,391)     (5,682,636)
   investments
Transfers                                 248,256     (2,574,189)           --              --
                                  --------------------------------------------------------------
Net increase (decrease)                   253,301       (408,656)        (13,067)       (860,359)
Net assets available for plan
   benefits at beginning of year          483,566      2,587,280         142,443      43,393,063
                                  --------------------------------------------------------------
Net assets available for plan
   benefits at end of year           $    736,867   $  2,178,624    $    129,376    $ 42,532,704
                                  ==============================================================

See accompanying notes.

                          First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993



                                              Money Market        Fixed          Equity            CD
                                                  Fund             Pool           Pool            Pool
                                            ------------------------------------------------------------
Additions:
  Contributions from First Financial
     Corporation                            $     34,242    $      8,277    $      7,414    $      7,473
  Contributions from Plan participants            16,838          52,529          51,763          34,548
  Rollover of participants' funds from
     other plans                                   5,599              47              40               7
  Investment income                               52,032             249             249          28,878
                                            -------------------------------------------------------------
                                                 108,711          61,102          59,466          70,906
Deductions:
  Administrative expenses                           --              --              --              --
  Payments to Plan participants                   71,499          20,229           8,651          20,673
                                            -------------------------------------------------------------
Net additions                                     37,212          40,873          50,815          50,233

Net realized and unrealized appreciation
   (depreciation) in aggregate fair value
   of investments                                   --           161,448          99,278            --
Transfers                                     (3,211,050)     (2,518,884)     (2,173,742)     (1,323,847)
                                            -------------------------------------------------------------
Net increase (decrease)                       (3,173,838)     (2,316,563)     (2,023,649)     (1,273,614)
Net assets available for plan benefits at
   beginning of year                           3,173,838       2,316,563       2,023,649       1,273,614
                                            -------------------------------------------------------------
Net assets available for plan benefits
   at end of year                           $       --     $        --      $       --     $        --
                                            =============================================================

[TABLE CONTUNED]


                                                                Participant     Forfeiture
                                                 Stock            Loan          Suspense      M&I Money
                                                  Pool            Pool          Account      Market Fund
                                            -------------------------------------------------------------
Additions:
  Contributions from First Financial
     Corporation                            $     29,594       $    --         $    --      $    217,181
  Contributions from Plan participants           199,838            --              --            14,863
  Rollover of participants' funds from
     other plans                                   1,119            --              --              --
  Investment income                              139,404          13,948           1,555          13,947
                                            ------------------------------------------------------------
                                                 369,955          13,948           1,555         245,991
Deductions:
  Administrative expenses                           --              --              --                50
  Payments to Plan participants                  373,714           8,985            --            31,540
                                           -------------------------------------------------------------
Net additions                                     (3,759)          4,963           1,555         214,401

Net realized and unrealized appreciation
   (depreciation) in aggregate fair value
   of investments                            (11,853,511)           --              --              --
Transfers                                     (8,753,656)       (289,231)       (138,611)        864,518
                                           -------------------------------------------------------------
Net increase (decrease)                      (20,610,926)       (284,268)       (137,056)      1,078,919
Net assets available for plan benefits at
   beginning of year                          20,610,926         284,268         137,056            --
                                           --------------------------------------------------------------
Net assets available for plan benefits
   at end of year                            $      --        $     --        $     --      $  1,078,919
                                           ==============================================================

See accompanying notes.

                          First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

   Statement of Changes in Net Assets Available for Plan Benefits (continued)

                          Year ended December 31, 1993

                                                                              First         First
                                                  M&I             M&I       Financial     Financial
                                               Bond Fund      Max-Cap Fund   CD Fund     Stock Fund
                                            -------------------------------------------------------
Additions:
  Contributions from First Financial
     Corporation                            $   370,463    $   305,826   $   180,615   $      --
  Contributions from Plan participants           76,657         72,686        34,579       320,677
  Rollover of participants' funds from
     other plans                                  4,828          1,881          --           3,797
  Investment income                              97,776         30,481        24,943       515,850
                                            ------------------------------------------------------
                                                549,724        410,874       240,137       840,324
Deductions:
  Administrative expenses                            50            100            78         1,349
  Payments to Plan participants                  34,177         46,888        15,602       297,691
                                            ------------------------------------------------------
Net additions                                   515,497        363,886       224,457       541,284

Net realized and unrealized appreciation
   (depreciation) in aggregate fair value
   of investments                               (58,147)        89,599          --      20,431,978
Transfers                                     2,763,451      2,313,365     1,032,831    10,882,654
                                            ------------------------------------------------------
Net increase                                  3,220,801      2,766,850     1,257,288    31,855,916
Net assets available for plan benefits at
   beginning of year                               --             --            --            --
                                            ------------------------------------------------------
Net assets available for plan benefits
   at end of year                           $ 3,220,801    $ 2,766,850   $ 1,257,288   $31,855,916
                                            ======================================================

[TABLE CONTINUED]


                                                              First
                                                            Financial
                                                 First       Advance
                                              Financial   Contribution
                                              Loan Fund       Fund             Other        Total
                                           --------------------------------------------------------
Additions:
  Contributions from First Financial
     Corporation                              $     --     $ 2,619,469     $     --     $ 3,780,554
  Contributions from Plan participants              --            --             --         874,978
  Rollover of participants' funds from
     other plans                                    --            --             --          17,318
  Investment income                               16,258         2,186          3,231       940,987
                                           --------------------------------------------------------
                                                  16,258     2,621,655          3,231     5,613,837
Deductions:
  Administrative expenses                           --            --             --           1,627
  Payments to Plan participants                   12,479          --             --         942,128
                                           --------------------------------------------------------
Net additions                                      3,779     2,621,655          3,231     4,670,082

Net realized and unrealized appreciation
   (depreciation) in aggregate fair value
   of investments                                     --      (34,375)         66,797     8,903,067
Transfers                                        479,787          --           72,415          --
                                           --------------------------------------------------------
Net increase                                     483,566     2,587,280        142,443    13,573,149
Net assets available for plan benefits at
   beginning of year                                  --          --             --      29,819,914
                                           --------------------------------------------------------
Net assets available for plan benefits
   at end of year                            $   483,566   $ 2,587,280    $   142,443   $43,393,063
                                           ========================================================

See accompanying notes.

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                         Notes to Financial Statements

                               December 31, 1994



1. Description of the Plan

The following description of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1994, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a contributory defined contribution retirement plan that covers any employee of First Financial Corporation (the Employer) who is at least 21 years of age and has completed a minimum of 1,000 hours of service during a consecutive twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Plan are made on a discretionary basis (profit sharing). Employer contributions are allocated based on annual compensation. Participants vest in employer contributions on a sliding scale and are fully vested after 7 years. In addition, participants may contribute a tax deferred amount each year which is limited by Internal Revenue Code (IRC) Section 401(k). Participants may also contribute on an after-tax basis, up to the lesser of 12% of their compensation each year or the amount set by the IRC ($9,240 in 1994). Participant tax deferred and after-tax contributions are 100% vested immediately. The after-tax contributions are not matched by the Employer.

Employer contributions in 1994 and 1993 were also made through a matching program whereby the Employer matched initial participant 401(k) contributions at 25% of the participant contribution up to a maximum matching contribution of $100.

Benefits may be paid to a participant or beneficiary upon retirement, death, disability or termination of employment. Benefits are payable in a lump-sum or in equal installments over a period not to exceed the life expectancy of the participant and designated beneficiary.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Investments

All investments are stated at fair value. Fair values of mutual funds and common stocks are determined by reference to quoted redemption and market prices, respectively. Fair values of pooled funds are determined by the Plan trustee. Interest-bearing and noninterest-bearing deposits and notes receivable from participants are carried at cost, which approximates fair value.

Administrative Expenses

Administrative expenses are generally paid by the Employer.

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1994 and 1993, the Plan's investments appreciated (depreciated) in fair value as follows:



                                                            Net Depreciation    Fair Value
                                                             in Fair Value        at End
                                                              During Year        of Year
                                                           -------------------------------
Year ended December 31, 1994:
  Fair value determined by Plan trustee -
    Pooled funds                                           $   (319,142)   $  6,243,044
  Fair value determined by reference to quoted sources -
    Common stocks                                            (5,363,494)     27,418,044
                                                           -------------------------------
                                                             (5,682,636)     33,661,088
  Assets carried at cost:
    Interest-bearing deposits                                      --         8,438,667
    Notes receivable from participants                             --           731,138
                                                           -------------------------------
                                                           $ (5,682,636)   $ 42,830,893
                                                           ===============================


                                                          Net Appreciation  Fair Value
                                                           in Fair Value      at End
                                                           During Year       of Year
                                                           ---------------------------
Year ended December 31, 1993:
  Fair value determined by Plan trustee -
    Pooled funds                                           $   292,178   $ 5,988,032
  Fair value determined by reference to quoted sources -
    Common stocks                                            8,610,889    32,036,197
                                                           ---------------------------
                                                             8,903,067    38,024,229
  Assets carried at cost:
    Interest-bearing deposits                                     --       4,969,943
    Notes receivable from participants                            --         490,143
                                                           ---------------------------
                                                           $ 8,903,067   $43,484,315
                                                           ===========================

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                               December 31
                                                                          1994              1993
                                                                       ---------------------------
First Financial Corporation common stock                               $27,297,050      $31,907,812
First Financial Corporation certificate of deposit; 4.30%, due
   January 1995                                                          2,682,090        -
Federated Index TR Max-Cap Fund                                          3,460,673        2,767,484
Marshall Intermediate Bond Fund                                          2,782,371        3,220,548
Marshall Money Market Fund                                               5,605,105        3,891,372

4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions with Parties-in-Interest

The Plan owned 1,985,240 and 1,904,944 shares of First Financial Corporation common stock, as adjusted for a 2-for-1 stock split in 1993, with a fair value of $27,297,050 and $31,907,812 at December 31, 1994 and 1993, respectively.
Dividends, after being adjusted for stock splits, of $0.40 and $0.35 per share were declared and paid on the Corporation's common stock in 1994 and 1993, respectively. Fees paid by the Employer during the year for legal, accounting and other services provided by parties-in-interest were based on customary and reasonable rates.

During 1994 and 1993, the Plan received $62,933 and $50,461 in interest from the Employer relating to its certificates of deposit, which totaled $2,833,562 and $1,075,000 at December 31, 1994 and 1993, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                           Assets Held for Investment

                               December 31, 1994


Shares, Units or
Principal Amount                    Description                        Cost          Current Value
- ----------------------------------------------------------------------------------------------------
                 Common stocks:
       665          Associated Banc Corporation                    $       9,782     $      23,608
 1,985,240          First Financial Corporation                       15,720,080        27,297,050
     1,840          Firstar Corporation                                   21,084            49,450
       600          Actava Group Inc.                                     14,273             5,475
       845          AT&T                                                  16,461            42,461
                                                                   -------------------------------
                                                                      15,781,680        27,418,044

                 Pooled funds:
   296,799          Federated Index Tr Max-Cap Fund                    3,470,995         3,460,673
   307,784          Marshall Intermediate Bond Fund                    3,085,349         2,782,371
                                                                   -------------------------------
                                                                       6,556,344         6,243,044

                 Interest-bearing deposits:
                   First Financial Corporation certificates of
                      deposit; due January 8, 1995 to April 1,
$2,833,562            1995; interest rates of 3.85% to 4.30%           2,833,562         2,833,562
$5,605,105         Marshall Money Market Fund                          5,605,105         5,605,105
                                                                   -------------------------------
                                                                       8,438,667         8,438,667

                 Notes receivable from participants -
                   Various notes; due January 1, 1995 to January
                      30, 2004; interest rates of 6.30% to 10%
$  731,138                                                               731,138           731,138
                                                                   -------------------------------
                 Total investments                                 $  31,507,829   $    42,830,893
                                                                   ===============================

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Transactions or Series of Transactions in Excess of 5 Percent
                      of the Current Value of Plan Assets

                          Year ended December 31, 1994






                                                          Type of          Number of          Purchase
                     Description                        Transaction      Transactions          Amount
- ----------------------------------------------------------------------------------------------------------
First Financial Corporation certificates
    of deposit                                             III                 6               $11,785,181
First Financial Corporation common stock                   III                57                 3,306,053
Marshall Money Market Fund                                 III               461                13,618,516



As defined by ERISA, transactions in excess of 5 percent of the current value of plan assets are categorized as:

           (I) - a single transaction
          (II) - a series of  transactions  (other  than  securities)
         (III) - a series of transactions involving securities of the same issue
          (IV) - a series of transactions involving securities with the same person


There were no Type II or IV transactions during the plan year. Type I transactions are included with Type III transactions.






                                                                                                 Fair Value
                                                                                                of Assets on
                                           Number of            Sale             Cost           Transaction
           Description                    Transactions         Amount          of Assets            Date              Net Gain
- ------------------------------------------------------------------------------------------------------------------------------

First Financial Corporation certificates
  of deposit                                    5              $ 9,103,090       $ 9,103,090        $ 9,103,090       $    -
First Financial Corporation common stock       15                1,382,201           630,732          1,382,201        751,469
Marshall Money Market Fund                    367               11,904,782        11,904,782         11,904,782            -




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      FIRST FINANCIAL CORPORATION 401(k)
                                      PROFIT SHARING PLAN AND TRUST


Date:  June 28, 1995                  By:      /s/ John C. Seramur
                                         ----------------------------------
                                                  John C. Seramur
                                         Member of the Administrative Committee

                                                                   EXHIBIT INDEX

Exhibit
Number                              Description

  24                       Consent of Independent Auditors